EXHIBIT 12
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                                           BOISE CASCADE CORPORATION AND SUBSIDIARIES
                                                Ratio of Earnings to Fixed Charges
                                                                                                   Nine Months
                                                   Year Ended December 31                       Ended September 30
                                 _________________________________________________________    ______________________
                                    1993       1994        1995        1996        1997         1997         1998
                                 _________   _________   _________   _________   _________    _________    _________
                                                       (dollar amounts expressed in thousands)
Interest costs                   $ 172,170   $ 169,170   $ 154,469   $ 146,234   $ 153,691    $ 110,491    $ 132,989
Interest capitalized
  during the period                  2,036       1,630       3,549      17,778      10,575       10,435          537
Interest factor related to
  noncapitalized leases(1)           7,485       9,161       8,600      12,982      11,931        9,031        9,212
                                 _________   _________   _________   _________   _________    _________    _________
  Total fixed charges            $ 181,691   $ 179,961   $ 166,618   $ 176,994   $ 176,197    $ 129,957    $ 142,738

Income (loss) before
  income taxes, minority
  interest, and cumulative
  effect of accounting change    $(125,590)  $ (64,750)  $ 589,410   $  31,340    $(28,930)   $ (47,900)   $   1,430
Undistributed (earnings)
  losses of less than 50%
  owned persons, net of
  distributions received              (922)     (1,110)    (36,861)     (1,290)      5,180        3,361        3,718
Total fixed charges                181,691     179,961     166,618     176,994     176,197      129,957      142,738
Less: Interest capitalized          (2,036)     (1,630)     (3,549)    (17,778)    (10,575)     (10,435)        (537)
      Guarantee of interest
        on ESOP debt               (22,208)    (20,717)    (19,339)    (17,874)    (16,341)     (12,301)     (11,059)
                                 _________   _________   _________   _________   _________    _________    _________
Total earnings (losses)
  before fixed charges           $  30,935   $  91,754   $ 696,279   $ 171,392   $ 125,531    $  62,682    $ 136,290

  Ratio of earnings to
    fixed charges(2)                   -           -          4.18         -           -            -            -


(1)  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

(2)  Earnings before fixed charges were inadequate to cover total fixed charges by $150,756,000, $88,207,000, $5,602,000, and
	$50,666,000 for the years ended December 31, 1993, 1994, 1996, and 1997 and $67,275,000 and $6,448,000 for the nine months
	ended September 30, 1997 and 1998.

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